                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                --------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

                INFORMATION TO BE INCLUDED IN STATEMENTS FILED
            PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(a)

                             (AMENDMENT NO. 1)/1/

                            UNITED AUTO GROUP, INC.
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                               (Name of Issuer)


                              Voting Common Stock
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                        (Title of Class of Securities)


                                   909440109
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                                (CUSIP Number)


                            John F. Hartigan, Esq.
                          Morgan, Lewis & Bockius LLP
                            300 South Grand Avenue
                      Los Angeles, California 90071-3132
                                (213) 612-2500
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  May 3, 1999
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            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

________________
/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Page 1 of 6 Pages

CUSIP No. 909440109             13D                     Page 2 of 6 Pages
---------------------                                   -----------------------
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1 NAME OF REPORTING PERSONS
  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      AIF II, L.P.
--------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [_]
                                                         (b) [x]
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3 SEC USE ONLY

--------------------------------------------------------------------------------
4 SOURCE OF FUNDS*

  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
  TO ITEM 2(d) or 2(e)                                                  [ ]

--------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION

  Delaware
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                        7   SOLE VOTING POWER

  NUMBER OF                   1,843,656 shares of Common Stock
   SHARES               --------------------------------------------------------
BENEFICIALLY            8   SHARED VOTING POWER
  OWNED BY
   EACH                       0 shares of Common Stock
 REPORTING              --------------------------------------------------------
PERSON WITH             9   SOLE DISPOSITIVE POWER

                              1,843,656 shares of Common Stock
                        --------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER

                              0 shares of Common Stock
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,843,656 shares of Common Stock
-------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES*                                                      [_]


-------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       8.7%
-------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

       PN
--------------------------------------------------------------------------------
                  *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 909440109             13D                     Page 3 of 6 Pages
---------------------                                   -----------------------
--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS
  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

  APOLLO ADVISORS, L.P.
--------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [_]
                                                         (b) [x]
--------------------------------------------------------------------------------
3 SEC USE ONLY

--------------------------------------------------------------------------------
4 SOURCE OF FUNDS*

  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
  TO ITEM 2(d) or 2(e)                                                  [ ]

--------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION

  Delaware
--------------------------------------------------------------------------------
                        7   SOLE VOTING POWER

  NUMBER OF                   1,843,656 shares of Common Stock
   SHARES               --------------------------------------------------------
BENEFICIALLY            8   SHARED VOTING POWER
  OWNED BY
   EACH                       0 shares of Common Stock
 REPORTING              --------------------------------------------------------
PERSON WITH             9   SOLE DISPOSITIVE POWER

                              1,843,656 shares of Common Stock
                        --------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER

                              0 shares of Common Stock
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,843,656 shares of Common Stock
-------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES*                                                      [_]


-------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       8.7%
-------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

       PN
--------------------------------------------------------------------------------
                  *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                         Page 4 of 6 Pages
                                                         -----------------



                       STATEMENT PURSUANT TO RULE 13d-1

                                    OF THE

                         GENERAL RULES AND REGULATIONS

                                   UNDER THE

                  SECURITIES EXCHANGE ACT OR 1934, AS AMENDED
================================================================================


   The Statement on Schedule 13D of AIF II, L.P. ("AIFII") and Apollo Advisors, L.P. ("Advisors") relating to the Voting Common Stock, par value $0.0001 per share, of United Auto Group, Inc. ("UAG" or the "Issuer"), a Delaware corporation, is hereby amended to reflect the execution of the Stockholders' Agreement, dated as of May 3, 1999, by and among Trace International Holdings, Inc., AIFII, Aeneas Venture Corporation, International Motor Cars Group I, L.L.C., International Motor Cars Group II, L.L.C. and UAG. Responses to each item below are incorporated by reference into each other item, as applicable.


Item 4.     Purpose of Transaction.
-------     ----------------------

    The second paragraph of Item 4 is hereby amended by adding the following text at the end thereof:

   On May 3, 1999, IMCG and the Issuer consummated the Initial Closing. In connection with the Initial Closing, the Issuer, IMCG, Trace International, AIFII and Aeneas Venture Corporation entered into the Stockholders' Agreement, which is set forth as Exhibit 3 hereto and is incorporated by reference herein.

   The last paragraph of Item 4 is hereby amended and restated in its entirety as follows:

    The foregoing response to this Item 4 is qualified in its entirety by reference to the Voting Agreement, the Consent Agreement and the Stockholders' Agreement, the full texts of which are filed as Exhibits 1, 2 and 3, respectively, hereto and incorporated herein by this reference.


Item 7.     Material to be Filed as Exhibits.
-------     --------------------------------

   Item 7 is hereby amended by amending and restating the entry opposite "Exhibit 3" as follows:

   Stockholders Agreement, dated as of May 3, 1999, by and among Trace International Holdings, Inc., AIF II, L.P., Aeneas Venture Corporation, International Motor Cars Group I, L.L.C., International Motor Cars Group II, L.L.C. and United Auto Group, Inc.

                                                         Page 5 of 6 Pages
                                                         -----------------


                                   SIGNATURE

    After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  May 7, 1999

                    AIF II, L.P.

                    By:  Apollo Advisors, L.P.,
                         Managing General Partner
                         By: Apollo Capital Management, Inc.,
                             General Partner


                    By: /s/ Michael D. Weiner
                       ------------------------------------
                       Name:  Michael D. Weiner
                       Title: Vice President, Apollo Capital
                              Management, Inc.

                    APOLLO ADVISORS, L.P.

                    By:  Apollo Capital Management, Inc.,
                         General Partner


                    By: /s/ Michael D. Weiner
                       ------------------------------------
                       Name:  Michael D. Weiner
                       Title: Vice President, Apollo Capital
                              Management, Inc.

                                                         Page 6 of 6 Pages
                                                         ------------------


                                 EXHIBIT INDEX


Exhibit No.    Title

EXHIBIT 3. Stockholders Agreement, dated as of May 3, 1999, by and among Trace International Holdings, Inc., AIF II, L.P., Aeneas Venture Corporation, International Motor Cars Group I, L.L.C., International Motor Cars Group II, L.L.C. and United Auto Group, Inc.*

______________

(*) Incorporated herein by reference to Exhibit 10.12 to Amendment No. 5 to Form
Schedule 13D with respect to the Voting Common Stock of United Auto Group, Inc. filed by Marshall S. Cogan and Trace International Holdings, Inc. with the Securities and Exchange Commission on May 4, 1999.